Rio Tinto outlines new $5 billion productivity push under long-term strategy focused on cash generation

24 November 2016

Rio Tinto has committed to generating $5 billion of additional free cash flow over the next five years from a productivity drive unveiled today as part of its long-term strategy.

In a presentation at an investor seminar in Sydney, Rio Tinto chief executive J-S Jacques underlined the strategy centred around a strong focus on safety, cash generation, a world-class portfolio, commitment to capital discipline and the delivery of superior shareholder returns.

Rio Tinto intends to raise productivity across its $50 billion portfolio of assets by focusing on operational excellence to generate superior shareholder returns through the cycle. This is expected to generate a total $5 billion of further free cash flow by the end of 2021 in addition to the cash cost reduction target of $2 billion across 2016 and 2017.

J-S Jacques said “Our strategy plays to our strengths: world-class assets, a strong balance sheet along with commercial and operating excellence. A relentless focus on generating cash, together with capital discipline - prioritising value over volume - means that investors can expect us to deliver superior shareholder returns whilst continuing to invest through the cycle. We have the right team and performance culture in place to deliver this strategy.

“We have placed our assets at the heart of the business to drive improved performance and ensure our resilience through the cycle. We are well on track to meet our target of $2 billion of cash cost savings by the end of next year. We are also taking advantage of any opportunity to generate value from mine through to market. Lifting the productivity on our $50 billion asset base creates a low risk and highly attractive return. It will deliver an additional $5 billion of free cash flow over the next five years.

“We are continuing to reshape our portfolio. Following our announcement yesterday that we will sell our Lochaber smelter in Scotland for $410 million, the total of agreed divestments in 2016 now stands at $1.3 billion.”

In addition to improving the performance of its asset base, Rio Tinto is also committed to investing in growing the business. In the near term, this will be delivered via three high-quality growth projects –Silvergrass (Iron Ore in Western Australia), Amrun (Bauxite in Queensland) and Oyu Tolgoi (Copper and Gold in Mongolia). This investment underpins an annual average copper equivalent growth in excess of two per cent between 2015 and 2025. Longer term, exploration remains a priority for Rio Tinto, with a commitment to maintain the Group’s successful exploration programme.

Rio Tinto is committed to maintaining an appropriate balance between investment in the business and cash returns to shareholders. We expect total cash returns to shareholders over the longer term to be in a range of 40 to 60 per cent of underlying earnings in aggregate through the cycle.

Other key points from the seminar include:

Financial

  Capital expenditure now expected to be less than $3.5 billion in 2016 (previously around $4 billion). Capital expenditure guidance of around $5 billion in 2017 and around $5.5 billion in 2018, unchanged from previous estimates. Guidance for 2019 is $5.5 billion.
  The 2017 production forecasts generate operating cash flow of around $10 billion based on Q3 2016 average prices.
  Investment in exploration continues in 17 countries and eight commodities.
  Divestments totalling $1.3 billion in 2016 bringing the total disposals to $5.3 billion completed since 2013 as part of the continuous process of reshaping the portfolio.
  Debt repurchases of $3 billion have been completed in October 2016, improving the debt profile with less than $1.5 billion maturing over the next three years.

Iron Ore

  Rio Tinto set out the high-value options available to optimise its Pilbara system, with a focus on value over volume. This includes potential enhancement of mine capacity through productivity improvements and replacement of depletion through low capital cost brownfield investment, including Yandicoogina Oxbow and West Angelas Deposit F.
  The highly value-accretive, ~20 Mt/a Silvergrass project with a capital intensity of $29/tonne and an IRR of more than 100 per cent remains on track for completion in the second half of 2017.
  Over the next three years, sustaining capital expenditure in the Pilbara is expected to be around $2.2 billion and replacement mine capital expenditure around $1 billion.
  One option following the brownfield replacement mines is the next greenfield Pilbara development, Koodaideri, with capacity of around 40 million tonnes a year and capital expenditure of around $2.2 billion from late 2019. First ore will potentially be available by 2021.
  The AutoHaul project is expected to advance progressively during 2017 and be fully implemented by the end of 2018.
  Pilbara shipment guidance for 2017 remains at 330-340 million tonnes of iron ore.

Aluminium

  Rio Tinto Aluminium remains globally the highest margin aluminium business.
  The Aluminium product group is on track to deliver 2016 cost savings of $300 million.
  Initiatives are underway in the Aluminium business to further reduce costs and increase productivity, including more than 250 initiatives in Bauxite and more than 500 initiatives in each of the Alumina refining and Aluminium smelting businesses.
  The Amrun bauxite project remains on schedule and on budget.
  Production guidance for 2017: Aluminium 3.5 to 3.7 million tonnes; alumina 8.0 to 8.2 million tonnes and bauxite 48 to 50 million tonnes.

Notes to editors

1. Rio Tinto is holding an investor seminar in Sydney today that includes the first in-depth look at the Group strategy under chief executive J-S Jacques.

2. The seminar will be webcast at 9.30am AEDT. The presentation material and webcast will be available at www.riotinto.com/presentations.

3. Presentations will be made by J-S Jacques, chief executive; Chris Lynch, chief financial officer; Chris Salisbury, Iron Ore chief executive, Alf Barrios, Aluminium chief executive and Steve McIntosh, Growth & Innovation Group executive.

Forward-looking statements

This announcement may include forward looking statements. Such forward looking statements involve known and unknown risk, uncertainties and other factors which may cause actual production, performance or results of Rio Tinto to be materially different from any future production, performance or results expressed or implied by such forward-looking statements.

Contacts

media.enquiries@riotinto.com

www.riotinto.com

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